Mail Stop 4561

January 28, 2008

Jeffrey R. Immelt
Chairman and Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

      Re: General Electric Company
               Definitive 14A
               Filed February 27, 2007
               File No. 001-00035

Dear Mr. Immelt:

      We have completed our review of your executive compensation and related disclosure and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

               Sincerely,

               Jay E. Ingram
               Attorney Advisor

cc.   Michael R. McAlevey
        via facsimile at (203) 373-3079